Mail Stop 4561

March 21, 2007

Mr. Paul S. Beideman
Chairman and Chief Executive Officer
Associated Banc-Corp
1200 Hansen Road
Green Bay, Wisconsin 54304

    Re: **Associated Banc-Corp**
                  Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Beideman:

       We have reviewed the above referenced filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 10 – Stockholders' Equity, page 89

1. It appears you have included the SFAS 158 transition adjustment required by paragraph 16(a) of SFAS 158 in Other Comprehensive Income. Please tell us how the inclusion of the transition adjustment in Other Comprehensive Income complies with paragraph A7 of SFAS 158.

                         *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or me at (202) 551-3851, if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant